Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1’23 Results:
$37.2M Revenues with $0.61 Non-GAAP EPS

-  Leveraged business model continues to prove itself:
non-GAAP EPS up 38% on 16% revenue growth –

- Company announces share buyback of up to $15 million -

KFAR SAVA, Israel, May 1, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2023.

Financial Results

Silicom’s revenues for the first quarter of 2023 totalled $37.2 million, up 16% compared with $32.1 million for the first quarter of 2022.

On a GAAP basis, net income for the quarter totalled $3.5 million, or $0.52 per share (basic and diluted), up 63% compared with $2.2 million, or $0.32 per diluted share ($0.33 per basic share), for the first quarter of 2022.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.2 million, or $0.61 per diluted share ($0.62 per basic share), up 38% compared with $3.0 million, or $0.44 per diluted share ($0.45 per basic share), for the first quarter of 2022.

Guidance

Management projects that the Company’s revenues for the second quarter of 2023 will range between $38 million and $39 million. The midpoint of this range represents 13% year-over-year growth compared with the second quarter of 2022 and solid double-digit year-over-year growth for the first half of 2023.

Share Repurchase Plan
The Company’s Board of Directors today announced that it has authorized a new one year share repurchase plan that will allow the Company to invest up to $15 million in the repurchase of its ordinary shares. The timing and actual number of shares repurchased will be determined in consideration of share’s current price, general business/market conditions and other factors. The plan authorizes management to repurchase its ordinary shares using open market purchases or other methods that are compliant with the rules of the US Securities and Exchange Commission and other applicable legal requirements. Repurchases will be funded from the Company’s available working capital. The share repurchase plan does not obligate Silicom to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are pleased to report a strong Q1 with 16% growth in revenues and 38% growth in our EPS demonstrating the benefit of our leveraged business model. With ongoing profitability and strong cash flow, we have renewed our share buyback program, a clear demonstration of our confidence in our business strategy and our commitment to create shareholder value.”

Mr. Eizenman continued, “In fact, we continue to experience high demand for our unique Edge Networking solutions. During the quarter, we announced three strategic new Edge design wins from leading SD-WAN, SASE and Unified Communication players, each confirming our positioning as the market’s Edge Platform Provider of Choice. Our full-service value proposition, including best-in-class products, rapid customization/delivery capabilities and uncompromising support, are bringing us a broad range of customers, many of which turn to us to help them overcome the challenges of transitioning to the Edge Platform paradigm. With each new win and product enhancement, our reputation strengthens, positioning us to benefit strongly from the continued growth of Edge Networking demand, which we expect to serve as our primary growth driver for the next several years.

“At the same time, the two recent NIC design wins from a cyber security giant that we announced just last week, both of which are critical to the performance of the customer’s solutions, demonstrate the ongoing power of our traditional product lines to continue playing an important role in our growth.”

Mr. Eizenman concluded, “Given the strong growth of our target markets, our expanding total addressable market, our proven design win momentum and the leverage inherent in our business model, we believe we are positioned for continued growth in both revenues and profits.”

***

Conference Call Details
Silicom’s Management will host an interactive conference today, May 1st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31,	December 31,
	2023	2022

Assets

Current assets
Cash and cash equivalents	$28,523	$30,734
Marketable securities	8,213	4,020
Accounts receivables: Trade, net	30,280	27,258
Accounts receivables: Other	3,687	3,620
Inventories	83,417	87,985
Total current assets	154,120	153,617

Marketable securities	16,742	15,163
Assets held for employees’ severance benefits	1,674	1,715
Deferred tax assets	317	502
Property, plant and equipment, net	4,234	4,488
Intangible assets, net	6,914	6,710
Right of Use	8,063	8,441
Goodwill	25,561	25,561
Total assets	$217,625	$216,197

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$16,108	$15,922
Other accounts payable and accrued expenses	6,610	9,641
Lease Liabilities	2,148	1,549

Total current liabilities	24,866	27,112

Lease Liabilities	5,177	6,291
Liability for employees’ severance benefits	3,369	3,425
Deferred tax liabilities	82	74

Total liabilities	33,494	36,902

Shareholders' equity
Ordinary shares and additional paid-in capital	67,279	66,578
Treasury shares	(34,298)	(34,896)
Retained earnings	151,150	147,613
Total shareholders' equity	184,131	179,295

Total liabilities and shareholders' equity	$217,625	$216,197

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2023	2022

Sales	$37,181	$32,070
Cost of sales	25,396	21,180
Gross profit	11,785	10,890

Research and development expenses	5,138	5,478
Selling and marketing expenses	1,503	1,783
General and administrative expenses	1,093	1,197
Total operating expenses	7,734	8,458

Operating income	4,051	2,432

Financial income (loss), net	299	341
Income before income taxes	4,350	2,773
Income taxes	813	600
Net income	$3,537	$2,173

Basic income per ordinary share (US$)	$0.52	$0.33

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,747	6,682

Diluted income per ordinary share (US$)	$0.52	$0.32

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,848	6,829

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2023	2022

GAAP gross profit	$11,785	$10,890
(1) Share-based compensation (*)	114	161
Non-GAAP gross profit	$11,899	$11,051

GAAP operating income	$4,051	$2,432
Gross profit adjustments	114	161
(1) Share-based compensation (*)	610	785
Non-GAAP operating income	$4,775	$3,378

GAAP net income	$3,537	$2,173
Operating income adjustments	724	946
(2) Lease liabilities - financial expenses (income)	(168)	(186)
(3) Taxes on amortization of acquired intangible assets	68	68
Non-GAAP net income	$4,161	$3,001

GAAP net income	$3,537	$2,173
Adjustments for Non-GAAP Cost of sales	114	161
Adjustments for Non-GAAP Research and development expenses	306	375
Adjustments for Non-GAAP Selling and marketing expenses	153	208
Adjustments for Non-GAAP General and administrative expenses	151	202
Adjustments for Non-GAAP Financial income (loss), net	(168)	(186)
Adjustments for Non-GAAP Income taxes	68	68
Non-GAAP net income	$4,161	$3,001

GAAP basic income per ordinary share (US$)	$0.52	$0.33
(1) Share-based compensation (*)	0.11	0.14
(2) Lease liabilities - financial expenses (income)	(0.02)	(0.03)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP basic income per ordinary share (US$)	$0.62	$0.45

GAAP diluted income per ordinary share (US$)	$0.52	$0.32
(1) Share-based compensation (*)	0.11	0.14
(2) Lease liabilities - financial expenses (income)	(0.03)	(0.03)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP diluted income per ordinary share (US$)	$0.61	$0.44

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))